Oshkosh Corporation

2307 Oregon Street

Oshkosh, Wisconsin 54903

(920) 235-9151

May 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oshkosh Corporation —
Registration Statement on Form S-4 (Registration No. 333-194537)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Oshkosh Corporation and each of the additional registrants identified in Exhibit A hereto, hereby requests that the above-referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on June 2, 2014, or as soon as is practicable thereafter.

In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned Registrant hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrant may not assert comments of the Commission’s staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OSHKOSH CORPORATION

By:	/s/ Bryan J. Blankfield
Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary

Exhibit A

JLG Industries, Inc.

McNeilus Financial, Inc.

Pierce Manufacturing Inc.